SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000

COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

As previously disclosed, Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”) completed a plan of reorganization pursuant to Chapter 11 of the United States Bankruptcy Code on October 11, 2013. As part of the plan of reorganization Maxcom conducted a capital increase, which was approved at a shareholders meeting held October 2, 2013. The total shares subscribed and paid were 1,619,700,750 shares of Series A common stock for which Maxcom received US$119,712,723, or Ps.$1,565,710,731. Ventura Capital Privado, S.A. de C.V., Trust Number 1387 (acting through Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero), Javier Molinar Horcasitas, and Enrique Castillo Sanchéz Mejorada (the “Plan Equity Sponsors”) purchased 675,620,794 of the shares for US$49,935,400, or Ps.$653,100,103, pursuant to the terms of a recapitalization agreement dated July 3, 2013 between Maxcom and the Plan Equity Sponsors (the “Recapitalization Agreement”). Investors other than the Plan Equity Sponsors purchased 944,079,956 of the shares for US$69,777,323, or Ps.$912,610,628. U.S. dollar amounts paid in respect of Series A common stock are based on the U.S. Dollar/Mexican Peso exchange rate reported by Banco de México on November 1, 2013.

Pursuant to the terms of the indenture (the “Indenture”) governing Maxcom’s Step-Up Senior Notes due 2020 (the “Notes”), Maxcom shall use 50% of the capital contributions in excess of the Plan Equity Sponsors’ capital contribution to make an offer to repurchase the Notes, but only to the extent such amount exceeds US$5,000,000. As a result, Maxcom anticipates it will use approximately US$ 32,388,661 to make an offer to repurchase Notes. The terms of the Indenture provide that the offer price will be 85% of the principal amount of the Notes (i.e. US$850 per $1,000 aggregate principal amount) in cash.

The offer to repurchase will be made pursuant to an offer to purchase and a related letter of transmittal. This Form 6-K does not constitute a notice of redemption under the optional redemption provisions of the Indenture, nor does it constitute an offer to sell, or a solicitation of an offer to buy, any security, including the Notes, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.

November 5, 2013	By:	/s/ Armando Rivero Laing
Name: Armando Rivero Laing
Title: Chief Financial Officer